EXHIBIT 99.2

Condensed unaudited interim consolidated financial statements of

Intellipharmaceutics
International Inc.

February 29, 2012

Intellipharmaceutics International Inc.
February 29, 2012

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)

	February 29, 2012	November 30, 2011
	$	$

Assets
Current
Cash and cash equivalents	2,632,537	4,817,088
Accounts receivable	13,876	3,383
Investment tax credits	457,991	349,861
Prepaid expenses, sundry and other assets	194,261	124,982
	3,298,665	5,295,314

Deferred offering cost (Note 5)	159,750	-
Property and equipment, net (Note 4)	943,298	951,914
	4,401,713	6,247,228

Liabilities
Current
Accounts payable	349,548	554,210
Accrued liabilities (Note 6)	384,154	436,154
Employee cost payable (Note 8)	666,326	736,073
Current portion of capital lease obligations (Note 9)	46,389	43,383
Due to related parties (Note 7)	791,995	757,126
	2,238,412	2,526,946

Deferred revenue	-	107,091
Capital lease obligations (Note 9)	85,933	95,206
Warrant liability (Note 13)	5,611,609	6,611,015
Contingencies (Note 15)
	7,935,954	9,340,258

Shareholders' deficiency
Capital stock (Notes 10 and 11)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
15,933,444 common shares (2011 - 15,908,444)	147,152	147,152
Additional paid-in capital	22,512,912	20,822,672
Accumulated other comprehensive loss	(309,967)	(115,035)
Deficit	(25,884,338)	(23,947,819)
	(3,534,241)	(3,093,030)

	4,401,713	6,247,228

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss
for the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

	2012	2011
	$	$

Revenue
Research and development	107,091	-
	107,091	-

Expenses
Research and development	2,003,427	1,189,496
Selling, general and administrative	1,149,756	530,642
Depreciation	61,370	50,513
	3,214,553	1,770,651

Loss from operations	(3,107,462)	(1,770,651)
Fair value adjustment of derivative liability (Note 13)	968,181	1,035,070
Financing expense (Note 10)	-	(2,223,485)
Net foreign exchange gain	210,607	248,665
Interest income	8,630	10,189
Interest expense	(16,475)	(23,281)
Loss	(1,936,519)	(2,723,493)
Other comprehensive loss
Foreign exchange translation adjustment	(194,932)	(224,923)
Comprehensive loss	(2,131,451)	(2,948,416)

Loss per common share, basic and diluted	(0.12)	(0.22)

Weighted average number of common shares outstanding, basic and diluted	15,929,323	12,355,943

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of shareholders' (deficiency) equity for the year ended November 30, 2011
and the three months ended February 29, 2012
(Stated in U.S. dollars)

	Number	Common shares Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Deficit	Total shareholders' (deficiency) equity
		$	$	$	$	$

Balance, December 1, 2010	10,907,054	16,969	19,369,005	(225,476)	(19,067,542)	92,956
Issuance of common shares	4,800,000	-	-	-	-	-
Shares issued for options exercised	25,000	130,183	(37,018)	-	-	93,165
Stock options to employees	-	-	674,746	-	-	674,746
Stock options to non-management board members	-	-	27,714	-	-	27,714
DSU's to non-management board members		-	33,101	-	-	33,101
Issuance of shares on exercise of cashless warrants	176,469	-	755,124	-	-	755,124
Other comprehensive gain (net of tax - $Nil)	-	-	-	110,441	-	110,441
Loss	-	-	-	-	(4,880,277)	(4,880,277)
Cancellation on shares exchanged	(79)	-	-	-	-	-
	5,001,390	130,183	1,453,667	110,441	(4,880,277)	(3,185,986)

Balance, November 30, 2011	15,908,444	147,152	20,822,672	(115,035)	(23,947,819)	(3,093,030)
Stock options to employees	-	-	1,571,205	-	-	1,571,205
Stock options to non-management board members	-	-	18,638	-	-	18,638
DSU's to non-management board members (Note 12)	-	-	6,569	-	-	6,569
Issuance of shares on exercise of warrants (Note 13)	25,000	-	93,828	-	-	93,828
Other comprehensive loss (net of tax - $Nil)	-	-	-	(194,932)	-	(194,932)
Loss	-	-	-	-	(1,936,519)	(1,936,519)
	25,000	-	1,690,240	(194,932)	(1,936,519)	(441,211)
Balance, February 29, 2012	15,933,444	147,152	22,512,912	(309,967)	(25,884,338)	(3,534,241)

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of cash flows
for the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

	2012	2011
	$	$

Loss	(1,936,519)	(2,723,493)
Items not affecting cash
Depreciation	61,370	50,513
Stock-based compensation (Notes 10 & 11)	1,589,843	462,739
Deferred share units (Note 12)	6,569	-
Interest accrual	11,301	23,305
Fair value adjustment of derivative liability (Note 13)	(968,181)	(1,035,070)
Financing expense	-	1,085,353
Unrealized foreign exchange (gain) loss	(197,421)	21,131

Change in non-cash operating assets & liabilities
Accounts receivable	(10,482)	(60)
Investment tax credits	(97,289)	561,812
Prepaid expenses and sundry assets and other	(66,776)	(50,546)
Accounts payable and accrued liabilities	(482,723)	(399,051)
Deferred revenue	(107,091)	-
Cash flows used in operating activities	(2,197,399)	(2,003,367)

Financing activities
Payments to related parties	-	(351,229)
Repayment of capital lease obligations	(10,585)	(5,657)
Issuance of common shares on exercise of stock options (Note 11)	-	90,818
Proceeds from issuance of shares and warrants, gross (Note 10b)	-	12,000,000
Proceeds from issuance of shares on exercise of warrants (Note 13)	62,500	-
Cash flows provided from financing activities	51,915	11,733,932

Investing activity
Purchase of property and equipment	(52,755)	(3,396)
Cash flows used in investing activities	(52,755)	(3,396)

Effect of foreign exchange gain on cash held in foreign currency	13,688	21,900

(Decrease) increase in cash and cash equivalents	(2,184,551)	9,749,069
Cash and cash equivalents, beginning of period	4,817,088	789,136

Cash and cash equivalents, end of period	2,632,537	10,538,205

Supplemental cash flow information
Interest paid	-	113,940
Taxes paid	-	-

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

1.             Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

The shareholders of IntelliPharmaCeutics Ltd. (“IPC Ltd”), and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger whereby IPC Ltd. combined with Vasogen to continue as a newly incorporated publicly traded entity to be called Intellipharmaceutics International Inc. (“the IPC Arrangement Agreement”)  at their respective shareholder meetings on October 19, 2009. The completion of the arrangement on October 22, 2009 resulted in a new publicly traded company, Intellipharmaceutics International Inc. incorporated under the laws of Canada and traded on the TSX and NASDAQ.

The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $25,884,338 as at February 29, 2012 (November 30, 2011 - $23,947,819). Previously, the Company funded its research and development activities through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. On March 15, 2012 the Company completed a direct common share offering and received net proceeds of approximately $4.4 million, as described on Note 18. There is no certainty that such funding will be available going forward.

2.             Basis of presentation

Basis of consolidation

These condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp., Vasogen Ireland Ltd., and Vasogen Corp.

These condensed unaudited interim consolidated financial statements have been prepared using the same accounting policies, and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2011. The condensed unaudited interim consolidated financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented.

All inter-company accounts and transactions have been eliminated on consolidation.

3.             Significant accounting policies

(a)	Cash and cash equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash equivalent balances consist of bankers acceptances and bank accounts with variable, market rates of interest.

The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

(b)	Financial Instruments

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

3.             Significant accounting policies (continued)

(c)	Future accounting pronouncements

In May 2011, the FASB provided amendments Accounting Standards Update (“ASU”) 2011-4 “Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements” in accounting principles generally accepted in the United States of America (“US GAAP”) and International Financial Reporting Standards (“IFRS”) to achieve common fair value measurement and disclosure requirements in US GAAP and International Financial Reporting Standards. The amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. These amendments will be effective prospectively for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have a material impact on IPC’s financial position, results of operations or cash flow.

In June 2011, the FASB provided amendments ASU 2011-05 “Presentation of Comprehensive Income” requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have a material impact on IPC’s financial position, results of operations or cash flow.

On December 23, 2011, the FASB issued ASU 2011-12, which defers certain provisions of ASU 2011-05.One of ASU 2011-05’s provisions required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). Accordingly, this requirement is indefinitely deferred by ASU 2011-12 and will be further deliberated by the FASB at a future date. The new ASU is in response to constituents' concerns about whether the requirements under ASU 2011-05 for the presentation of reclassification adjustments were operational.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that "[a]n entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements."  The effective date of ASU 2011-12 is the same as that for the unaffected provisions of ASU 2011-05 (i.e., those related to the requirement to report the components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements). Accordingly, for public entities, the effective date is for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have a material impact on IPC’s financial position, results of operations or cash flow.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

4.             Property and equipment

		February 29, 2012
	Cost	Accumulated amortization	Net book value
	$	$	$

Computer equipment	184,076	146,227	37,849
Computer software	38,351	28,946	9,405
Furniture and fixtures	111,337	76,885	34,452
Laboratory equipment	1,960,337	1,284,465	675,871
Leasehold improvements	984,031	957,621	26,410
Laboratory equipment under capital lease	196,477	51,515	144,962
Computer equipment under capital lease	74,153	59,805	14,348
	3,548,762	2,605,464	943,298

		November 30, 2011
	Cost	Accumulated amortization	Carrying value
	$	$	$

Computer equipment	185,662	145,070	40,592
Computer software	39,355	27,808	11,547
Furniture and fixtures	111,255	76,187	35,068
Laboratory equipment	1,941,659	1,264,505	677,154
Leasehold improvements	940,362	927,021	13,341
Lab equipment under capital lease	201,622	44,128	157,494
Computer under capital lease	76,093	59,375	16,718
	3,496,008	2,544,094	951,914

Depreciation for the three months ended February 29, 2012 is $61,370 (three months ended February 29, 2011 - $50,513).

5.             Deferred offering cost

Professional, regulatory and other costs directly attributable to the transaction described in note 18 are recorded as deferred costs until the contemplated transaction is completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred.  Such costs are charged to share capital when the related shares are issued. As a result of the transaction, as described in note 18, these deferred costs will be offset against equity in the second quarter of 2012.

6.             Accrued liabilities

	February 29, 2012	November 30, 2011
	$	$

Professional fees	295,032	307,465
Other	89,122	128,689
	384,154	436,154

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

7.             Due to related parties

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	February 29, 2012	November 30, 2011
	$	$
Promissory note payable to two directors and officers of the Company, unsecured 6% annual interest rate on the outstanding loan balance (i) (2012 - Cdn $755,512; 2011 - Cdn $774,330)	763,529	729,520
Note payable to an entity controlled by shareholders, officers and directors of the Company, unsecured, non-interest bearing with no fixed repayment terms. (Feb 29, 2012 - Cdn $28,167; November 30, 2011 - Cdn $28,167)	28,466	27,606
	791,995	757,126

Interest expense on the promissory note payable to related parties for the three months ended February 29, 2012 is $11,301 (three months ended February 29, 2011 - $24,359) and has been included in the consolidated statement of operations.
(i)
Effective October 22, 2009 (“effective date”), the promissory note dated September 10, 2004 issued by IPC Corp to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”) was amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date, other than the securities offering completed on February 1, 2011  and on March 15, 2012, and/or amounts received by IPC Corp for the scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to Cdn $800,000 from the Net Cash (as defined in the IPC Arrangement Agreement).

As described in Note 8 certain salary payable is owing to the two shareholders.

8.             Employee costs payable

As at February 29, 2012, the Company had $472,619 (November 30, 2011 - $472,619) in unpaid salary payable to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company and $193,707 (November 30, 2011 - $263,454) for other amounts payable to certain employees.

9.             Lease obligations

The Company leases facilities under an operating lease which expires in November 2012.  The Company also leases various computers and equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at February 29, 2012:

Year ending November 30,	Capital Lease	Operating Lease
	$	$

2012	62,729	70,716
2013	62,729	-
2014	33,773	-
	159,231	70,716
Less: amounts representing interest at 14%	26,909	-
	132,322	70,716
Less: Current portion	46,389	-
Balance, long-term portion	85,933	70,716

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

10.           Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at February 29, 2012 and November 30, 2011 the Company has 15,933,444 and 15,908,444 common shares issued and outstanding, and no preference shares issued and outstanding.

A company (“Odidi Holdco”) owned by two officers and directors of IPC owns 5,997,751 common shares or approximately 38% of IPC.

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.

Common shares of the Company are entitled to receive, as and when declared by the board of the Company, dividends in such amounts as shall be determined by the board of the Company. The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

(b)
On February 1, 2011, the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company. Each unit consisted of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share for gross proceeds of $12,000,000.   The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per whole share. The holders of Series A and Series B common share purchase warrants and placement agents warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between market price of common share and the exercise price divided by the market price.

Under US GAAP,  where the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock, and would consequently be considered to be a derivative liability. Also under US GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

The Series A, Series B common share purchase warrants and placement agents warrants are denominated in U.S. dollars and IPC’s functional currency is Canadian dollars. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative has been subsequently marked to market through statement of operations.

The Company incurred financing expenses of $2,357,732, which includes placement agent warrants with a fair value of $229,005 and $655,582 as the cost of the private offering.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

10.           Capital stock (continued)

Authorized, issued and outstanding (continued)

The Company determined that the fair value of the warrant liability at issuance to be $12,655,582 based upon a Black-Scholes Options Pricing Model calculation (Note 14). The Company recorded the full value of the warrant as a liability at issuance with an offset to valuation discount. As the fair value of the liability of $12,655,582 exceeded the proceeds of $12,000,000, the excess of the liability over the proceeds amount of $655,582 was considered to be a cost of the private offering, which was included in the financing expense.

11.           Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 1,593,344 based on the number of issued and outstanding common shares as at February 29, 2012. As at February 29, 2012, 1,390,152 options are outstanding under the employee stock option plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans have a maximum term of 10 years and vest over a period of up to three years. As at February 29, 2012, there were 203,192 options available for grant under the Employee Stock Option Plan.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. These options were still outstanding as at February 29, 2012 and will expire in 2014.

In the three months ended February 29, 2012, 955,000 (three months ended February 28, 2011 - Nil) stock options to management members were granted.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, consistent with the provisions of Accounting Standards Codification topic ASC 718.

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date.

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that has an expected life than is more than two years. For options that have an expected life of less than two years the Company uses its own volatility.

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options.

The risk free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

11.           Options (continued)

Details of stock option transactions are as follows:

		February 29, 2012				February 28, 2011
	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of options	Weighted average exercise price per share	Weighted average grant date fair value
					$	$

Outstanding, December 1, 2011	3,216,954	5.33	2.82	3,038,698	5.53	2.87
Granted	955,000	3.27	2.51	955,000	-	-
Exercised				(25,000)	3.62	1.55
Expired				(32,722)	4.25	0.42
Forfeiture	(17,862)	-	-	-	-	-
Balance at end of period	4,154,092	4.86	2.76	3,935,976	5.57	5.57

Options exercisable, end of period	2,172,955	6.07	3.63	1,270,945	8.24	8.23

As of February 29, 2012, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

				Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average exercise price per share	Weighted average remaining contract life (years)	Weighted average grant due fair value	Number exercisable	Weighted average exercise price per share	Weighted average grant date fair value
$		$		$		$	$

Under 2.50	-	-	-	-	-	-	-
2.51 - 5.00	4,109,833	3.52	4.70	1.85	2,128,696	3.49	1.89
5.01 - 7.50	-	-	-	-	-	-	-
7.51 - 10.00	-	-	-	-	-	-	-
10.01 - 100.00	36,065	39.52	5.60	31.02	36,065	39.52	31.02
300.00 - 500.00	3,971	331.15	4.10	223.52	3,971	331.15	223.52
500.01 - 1,000.00	4,190	705.99	1.00	435.71	4,190	705.99	435.71
1,000.01 - 1,500.00	33	1,149.13	2.20	709.18	33	1,149.13	709.18
	4,154,092	4.86			2,172,955	6.07

Total unrecognized compensation cost relating to the unvested performance based stock options at February 29, 2012 is approximately $2,214,000 (three months ended February 28, 2011 - $2,214,000). A total of 2,763,940 performance-based stock options have been granted to date of which 1,381,970 have been vested as of February 29, 2012.  These options vest upon the achievement of certain performance conditions.

During the three months ended February 29, 2012, the Company recorded stock based compensation expense of $Nil (three months ended February 28, 2011 - $442,800) related to meeting the performance criteria of options.

During the three months ended February 29, 2012, Nil (three months ended February 28, 2011 – 25,000) options were exercised.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

11.           Options (continued)

The Company's total stock-based compensation including Deferred Share Units for the three months ended February 29, 2012 was $1,596,412 (three months ended February 28, 2011-$456,048).

The Company recorded stock-based compensation relating to option grants amounting to $541,760 recorded in selling, general and administration expense for the three months ended February 29, 2012 (for the three months ended February 28, 2011-$8,355).

The Company recorded stock-based compensation expense relating to option grants amounting $1,054,652 recorded in research and development expenses for the three months ended February 29, 2012 (for the three months ended February 28, 2011-$442,800) .

The Company has estimated its stock option forfeitures to be $Nil for the three months ended February 29, 2012 (three months ended February 28, 2011-$nil).

12.           Deferred share units

Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 110,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

During the three months ended February 29, 2012, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. During the three months ended February 29, 2012 the Company recorded $6,569 (three months ended February 28, 2011- $33,101) as a charge to additional paid in capital for 2,050 (three months ended February 28, 2011 – 10,250) DSU’s.

As at February 29, 2012, the Company has accrued an additional expense of $9,750 (three months ended February 28, 2011 - $6,691) for 3,195 (three months ended February 28, 2011 – 2,050) DSUs. The value of DSUs issued has been recorded as a charge to selling, general and administration expense and accrued liabilities.

13.           Warrants

Under US GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency  the warrants would not be considered indexed to the entity’s own stock.  In connection with the February 1, 2011 private offering, the Company issued 4,800,000 five year Series A common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and 4,800,000 two year Series B common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share.  As noted in Note 10 these warrants are considered to be a derivative liability.

The  fair value of the Series A warrants of $7,214,366 and Series B warrants of $5,441,216 have been initially estimated at February 1, 2011 using the Black-Scholes Options Pricing Model, using volatilities of 70% and 59%, risk free interest rates of 0.99% and 0.29%, expected lives of 5 and 2 years, and dividend yields in each case of Nil, respectively.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

13.           Warrants (continued)

The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per share.  The fair value of the placement agents’ warrants was initially estimated at February 1, 2011 as $229,005 using the Black-Scholes Options Pricing Model, using volatility of 67%, a risk free interest rate of 0.99%, an expected life of 3 years, and a dividend yield of Nil. These placement agent warrants were expensed and are included in financing expense.

The following table provides information on the 8,929,275 warrants outstanding and exercisable as of February 29, 2012:

Exercise price $	Number outstanding	Expiry	Shares issuable upon exercise
47.91	243,275	May 24, 2012	243,275
2.50	3,895,000	February 1, 2013	1,947,500
3.125	96,000	March 30, 2014	96,000
2.50	4,695,000	February 1, 2016	2,347,500
	8,929,275		4,634,275

During the three months ended February 29, 2012, there were exercises in respect of 50,000 warrants resulting in the issuance of 25,000 common shares. The fair value of $93,828 for these shares was recorded as a charge to additional paid-in capital.  Details of warrant transactions are as follows:

February 29, 2012

Outstanding, December 1, 2011	8,979,275
Issued during the period	-
Exercised during the period	(50,000)
Expired during the period	-
Outstanding, end of period	8,929,275

US GAAP requires the fair value of these liabilities be re-measured at the end of every reporting period with the change in value reported in the statement of operations.

Accordingly, the fair value of the Series A and Series B warrants at February 29, 2012 using the Black-Scholes Options Pricing Model was estimated to be $3,372,935 and $2,111,138 respectively, and the fair value of the agent warrants was estimated to be $127,536, using the following assumptions as of February 29, 2012:

Description	Warrants outstanding	Dividend	Volatility	Risk free rate	Expected life
			%	%

Series A	4,695,000	-	53.31	0.36%	3.9
Series B	3,895,000	-	77.07	0.12%	0.9
Agent Warrants	96,000	-	85.34	0.12%	1.9

The fair value of the warrants obtained through the IPC Arrangement Agreement described in Note 1, outstanding at February 29 2012 using the Black-Scholes Options Pricing Model was estimated to be $Nil (November 30, 2011 - $Nil), using the following assumptions as of February 29, 2012:

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

13.           Warrants (continued)

Warrants outstanding	Dividend	Volatility	Risk free rate	Expected life
		%	%

243,275	-	53.26	0.12%	0.3

The change in the fair value of the warrants from the previously recorded amount November 30, 2011 to February 29, 2012 amounting to a gain of $968,181 (for the three months ended February 28, 2011 - $1,035,070) has been recorded as fair value adjustment of derivative liability in the statement of operations.

14.           Income taxes

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the three months ended February 29, 2012 and February 28, 2011. The Company has non-capital loss carry-forwards at February 29, 2012, totaling $17,917,339 in Canada and $141,108 in United States federal income tax losses that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2014 - 2031.

For the three months ended February 29, 2012, the Company has a cumulative carry-forward pool of Scientific Research & Experimental Development (“SR&ED”) expenditures in the amount of $6,233,351 Federal, which can be carried forward indefinitely. At February 29, 2012 the Company had approximately $373,153 of Ontario harmonization credits, which will expire on the November 30, 2017 taxation year. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

For the months ended February 29, 2012, the Company had approximately $1,552,222 (2011 - $878,332) of unclaimed Canadian investment tax credits which expire from 2024 to 2031.

These losses and credits are subject to a full valuation allowance as they are not more likely than not to be realized.

15.           Contingencies

From time to time the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As at February 29, 2012, there were no pending litigation or threatened claims outstanding other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not expect to have to pay any amount under this indemnity agreement.

Elan Corporation, plc and Elan Pharma International Ltd., filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par Pharmaceutical, Inc., development and commercialization partner for generic Focalin XR®, for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR® (dexmethylphenidate hydrochloride) extended-release capsules. Separately, Celgene Corporation,

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

15.           Contingencies (continued)

Novartis Pharmaceuticals Corporation and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. In view of the previous settlement of litigation earlier filed by the same parties related to 5, 10, 15 and 20 mg dosage strengths, the Company believes it is reasonable to expect that the litigation relating to the 30 mg strength could also be settled on terms satisfactory to the Company, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic version of 30 mg Focalin XR® does not in any event infringe the patents in issue. The Company has determined that the likelihood to pay any damages or other penalty to Elan Corporation, plc and Elan Pharma International Ltd., Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG in connection with the resolutions of these Complaints in its reasonably anticipated course is remote as at February 29, 2012.

On or about May 25, 2011, AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR®, filed a lawsuit for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of Seroquel XR® (quetiapine fumarate extended-release) tablets.  AstraZeneca served the Company with the Complaint in the District of New Jersey.

The Company filed a motion to contest New Jersey as a proper forum for the litigation. That motion was successful, and the litigation against the Company in the United States District Court for the District of New Jersey was dismissed on February 15, 2012. At this time, no appeal has been taken from that dismissal.

On or about June 30, 2011, the same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York, to preserve their right to a 30 month stay of possible approval of the Company’s generic version of Seroquel XR by the FDA should the Company’s challenge of jurisdiction in New Jersey be successful. That matter was subsequently stayed on consent pending the result of the jurisdictional challenge in New Jersey. Following the successful jurisdictional challenge in New Jersey, the stay in New York was lifted automatically, and the litigation continues at this time in the pleadings phase. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Seroquel XR® do not in any event infringe the patents asserted in the above-noted lawsuit.

16.           Financial instruments

(a)	Fair values

The Company follows ASC topic 820, “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

16.           Financial instruments (continued)

(a)	Fair values (continued)

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fair value of cash and cash equivalents is measured based on Level 1 inputs and fair value of warrant liability is measured based on Level 2 inputs referred to in the three levels of the hierarchy noted above.

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits and accounts payable, accrued liabilities, employee cost payable and due to related party loan approximates their fair values because of the short-term nature of these instruments.

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and cash equivalents, due to related parties and capital lease obligations due to the short-term nature of these balances.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the cash and cash equivalents:

	February 29, 2012	November 30, 2011
	$	$

Cash	1,832,553	3,817,158
Bankers acceptance (30 days maturity, interest 0.10%)	799,984	999,930
Total cash and cash equivalents	2,632,537	4,817,088

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

16.           Financial instruments (continued)

(b)	Interest rate and credit risk (continued)

	February 29, 2012	November 30, 2011
	$	$

Total accounts receivable	13,876	3,383
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	13,876	3,383

Not past due	5,592	1,122
Past due for more than 31 days but no more than 60 days	2,468	1,096
Past due for more than 61 days but no more than 90 days	5,816	1,165
Past due for more than 91 days but no more than 120 days	-	-
Past due for more than 120 days	-	-
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	13,876	3,383

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. . For the three months ended February 29, 2012, one customer accounted for 100% of net revenue of the Company and the same customer accounted for 100% of accounts receivable of the Company.  For the three months ended February 28, 2011, one customer accounted for 100% of accounts receivable of the Company.  The Company is also exposed to credit risk at period end from the carrying value of its cash and cash equivalents. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)	Foreign exchange risk

The Company has balances in Cdn dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

16.           Financial instruments (continued)

(c)	Foreign exchange risk (continued)

	February 29, 2012
	Canadian	U.S
FX rates used to translate to U.S.	1.0106
	$	$

Assets
Cash and cash equivalents	588,578	594,823
Investment tax credits	453,182	457,991
	1,041,760	1,052,814
Liabilities
Accounts payable	277,413	280,357
Accrued liabilities	213,661	215,928
Employee cost payable	191,673	193,707
Capital lease	45,902	46,389
Due to related party	755,512	763,529
	1,484,161	1,499,910
Net exposure	(442,401)	(447,096)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at February 29, 2012:

	Less than 3 months	3 to 6 months	6 to 9 months	9 months 1 year	Greater than 1 year
	$	$	$	$	$

Accounts payable	349,548	-	-	-	-
Accrued liabilities	384,154	-	-	-	-
Employee cost payable	666,326	-	-	-	-
Lease obligations	10,973	11,379	11,800	12,237	85,933
Due to related parties	791,995	-	-	-	-
	2,202,996	11,379	11,800	12,237	85,933

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 29, 2012 and February 28, 2011
(Stated in U.S. dollars)

17.           Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada.

	February 29, 2012	February 28, 2011
	$	$

Revenue
Canada	-	-
United States	107,091	-
	107,091	-

	February 29, 2012	November 30, 2011
Total assets
Canada	4,401,713	6,247,228

Total property and equipment
Canada	943,298	951,914

18.           Subsequent Events

On March 15, 2012 the Company announced the closing of a registered direct common share offering for gross proceeds of approximately $5 million. The Company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $4.4 million. Professional, regulatory and other costs directly attributable to the common share offering have been recorded as deferred offering costs on the balance sheet as at February 29, 2012.